UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 26, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
: ____Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Salient dates of the Annual General Meeting scheduled for Friday, 30 November 2012


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:
  JSE : SOL
       NYSE : SSL
ISIN codes:
  ZAE000006896
       US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

Salient dates of the Annual General Meeting scheduled for Friday, 30 November 2012

With reference to Sasol's SENS announcement dated 15 October 2012, shareholders are advised that the board of directors has determined, in accordance with section 59 of the Companies Act No. 71 of 2008, as amended, that the record date by which to be recorded as a shareholder in the securities register of Sasol in order to be able to attend, participate and vote at the annual general meeting is Friday, 23 November 2012.

The last date to trade in order to be able to be recorded in the securities register of Sasol as a shareholder on the aforementioned record date is Friday, 16 November 2012.

26 October 2012
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited









SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 15, 2012				By: 	V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary